PRESS RELEASE

Banro Wins “Best Performer in Social Investment” Award at the DRC
Mining Industry Awards; Company Founder Arnold Kondrat Nominated for
Lifetime Achievement Award

Toronto, Canada – October 19, 2015 - Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce that the Company has been formally recognized for its social investment programs in the Democratic Republic of the Congo (the “DRC”) with the award of “Best Performer in Social Investment” at the DRC Mining Industry Awards event held Thursday, October 15, 2015 in Kinshasa, DRC. The Company’s founder, Arnold T. Kondrat, was also nominated in the category of Lifetime Achievement Award.

The Best Performer in Social Investment award “celebrates the mining house that has excelled in implementing a clear social investment framework that provides a catalyst for development, namely one that establishes an agenda for the future; assesses priorities for development; ensures compatible land uses; resolves land use conflicts and engages local communities in CSR planning.”

The Lifetime Achievement Award is “given to an individual for achievements which have made an outstanding contribution to and impact on the DRC’s mining industry, whether from a public or private company or institution.”

Mr. Kondrat is not only Banro’s founder, but has been the inspiration behind the Company’s leadership in social and economic development in the DRC.

Banro President and CEO John Clarke said: “It is very rewarding to see the achievements of the Company and its founder Arny Kondrat formally recognized at these award ceremonies. Since commencing mineral exploration in 2004, Banro has pursued excellence in sustainability and in its role in contributing to local economic development. That commitment to excellence is expressed through both the Company’s operations and its registered Congolese charity, the Banro Foundation.”

The Company’s contributions to economic development in the eastern DRC provinces of South Kivu and Maniema, where its two gold mines and exploration projects are located, are far-reaching. They include the creation of thousands of capacity-building jobs throughout the region; the construction of significant infrastructure, including the rebuilding of over 500 kilometres of public roads and 90 bridges and stream-crossings; the nurturing on a major scale of local businesses and supply chains; the promotion of alternative and sustainable livelihoods for people living near its operations and more.

The Company’s registered charity, the Banro Foundation, has completed over 70 social developments in the eastern DRC since 2007. These include construction of 10 new primary and high schools plus the rehabilitation of two additional schools; a new university residence for women; four new health facilities; a regional marketplace; four potable water systems serving 33,000 people; the rehabilitation of community roads and reconstruction of several bridges; the construction of two new basketball courts and other capital projects.

A number of non-capital programs have been directed at supporting children and education, health care, women and humanitarian efforts. Recently, the Banro Foundation embarked on a transformative sustainable agriculture project designed to support local farmers and transfer advanced agricultural knowledge.

The DRC Mining Industry Awards are held as part of the annual iPAD Mining and Infrastructure Indaba and bring together leaders from mining, investment, government, and non-governmental organizations. The judging panel for the awards included representatives from the DRC government and governmental mining agencies, the international NGO sector, including MONUSCO, the United Nations Mission to the DRC, and from leading mining publications.

This is the second award Banro has received in the DRC this year. In May, the Company’s subsidiaries in South Kivu province were recognized as the Best Employer in South Kivu for job creation and for the quality of wages and benefits paid to employees. In making the award, union spokespersons also referred to Banro’s contribution to the fight against youth unemployment and its role in generating employment through the use of local contractors and service providers.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Martin Jones, (416) 366-2221 ext 3213.